

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 3, 2017

Via E-mail
Edward P. Lorin, Chief Executive Officer
Impact Housing REIT, LLC
23901 Calabasas Road
Suite 2010
Calabasas, CA 93102

>   **Re: Impact Housing REIT, LLC**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed July 10, 2017**
>   **File No. 024-10649**

Dear Mr. Lorin:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2017 letter.

Part I. Item 1

Financial Statements

1.   Please revise your disclosures to ensure agreement with the audited financial statements presented in Parts II and III of the Form 1-A.

Part II

Our Management Team, page 27

2.   We note that, with respect to your disclosure regarding Mr. Lorin's experience, you removed the disclosure regarding his position as the "managing director of JEM Realty Advisors." Please revise to provide disclosure regarding his experience at this entity or advise why this revision is not necessary. Please refer to Item 401 of Regulation S-K.

Balance Sheet, page F-3

3.   Please tell us and disclose in the footnotes to your financial statements, the nature of the line item Refund Receivable of $20,000 as shown on the face of the balance sheet.

Note 4. Member's Equity, page F-9

4.   We note your issuance of 1,000,000 common shares to the Manager during September 2016. Please explain to us and disclose in the footnote to your financial statements, the purpose behind the issuance and the related accounting treatment under GAAP.

Appendix A – Results of Prior Programs

Table IV – Completed Projects

5.   We note your revised disclosure and your response to comment 9 of our letter dated March 10, 2017. We reissue our prior comment. Please revise the tables to provide the disclosure as set forth in CF Disclosure Guidance Topic No. 6, e.g., for each of the projects, please provide the annualized return on investment as calculated in Disclosure Guidance Topic No. 6.

        You may contact Becky Chow at (202)551-6524 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Markley S. Roderick, Esq. (*via e-mail*)